Exhibit 28
Execution Copy

Robert F.X. Sillerman c/o CKX, Inc. 650 Madison Avenue New York, NY 10022

CONFIDENTIAL

November 7, 2007

19X, Inc.
650 Madison Avenue
New York, New York  10022

Ladies and Gentlemen:

The purpose of this commitment letter is to set forth certain binding agreements between 19X, Inc. (“19X” or “you”), a Delaware corporation, and me in connection with the  proposed acquisition by 19X (the “Acquisition”) of 100% of the outstanding equity interests of CKX, Inc. (“CKX”).  In connection with the Acquisition, the following financings will be undertaken (together with the Acquisition, the “Transactions”): (a) CKX will obtain the first priority senior secured credit facilities described in the First Lien Term Sheet attached as an exhibit to the Debt Commitment and Engagement Agreement (the “Letter Agreement”) of even date herewith among Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, in an aggregate principal amount of up to $450,000,000; (b) CKX will obtain the second priority senior secured term loan facility described in the Second Lien Term Sheet attached as an exhibit to the Letter Agreement in an aggregate principal amount of up to an amount which is the lesser of (x) the product of Pro Forma EBITDA (as defined in Exhibit C of the Letter Agreement) multiplied by two (2) and (y) $200,000,000; (c) 19X and/or its subsidiaries will issue subordinated unsecured notes or senior preferred stock in an aggregate principal amount of up to $200,000,000 (the “Notes”); and (d) 19X will issue up to $750,000,000 in equity securities, consisting of (i) $200,000,000 of common equity, par value $0.01 per share (the “Common Stock”), issued to existing stockholders of CKX and members of CKX’s management and/or their controlled affiliates (the “Founder Shares”), including at least $150,000,000 of Common Stock issued to Simon Robert Fuller or one or more of his controlled affiliates (“Fuller”) and me and/or one or more of my controlled affiliates, (ii) up to $100,000,000 of preferred equity issued to investors or individuals identified by Fuller and me (the “Founder Preferred Shares”), (iii) up to $50,000,000 of preferred equity issued to Credit Suisse Management LLC (“CS”) and/or high net worth individuals, entities or other investors identified by CS (the “CS Shares”), (iv) up to $50,000,000 of preferred equity (together with the CS Shares, the “Investor Shares”), issued to high net worth individuals, entities or other investors identified by Deutsche Bank Investment Partners, Inc. (“DB”), and (v) at least $350,000,000 of preferred equity issued in a widely-distributed offering to bona-fide third party purchasers (who are not Merrill Lynch & Co. (“Merrill Lynch”), 19X, the Founders or affiliates thereof) identified by Merrill Lynch (the “Merrill Shares,” and together with the Investor Shares and the Founder Preferred Shares, the “Preferred Shares,” and the Preferred Shares together with the Founder Shares, the “Shares”).

1.           Commitments.

In connection with the foregoing, I am pleased to advise you of my commitment to, subject to the conditions set forth or referred to in this commitment letter (this “Commitment Letter”), purchase at least $100,000,000 of the Notes directly or through entities controlled by me on terms to be agreed by me and you.  Such purchase may be funded through the exchange of common stock of CKX

2.           Syndication.

I reserve the right prior, to and/or after the purchase of the Notes, to syndicate all or a portion of my commitment with respect to the Notes to a group of banks, financial institutions and other investors (together with me, the “Purchasers”), identified by me that will become parties to the definitive documentation for the purchase of the Notes (the “Notes Documentation”); provided that, notwithstanding my right to syndicate the Notes and receive commitments with respect thereto, I shall not be relieved of my commitment to purchase such Notes as a result of such syndication prior to the date of the sale of such Notes under the Notes Documentation (the “Closing Date”).

3.           Conditions Precedent.

My commitment hereunder is subject to: (a)  the negotiation, execution and delivery of Notes Documentation satisfactory to me and my counsel; and (b) compliance in all material respects by (i) all parties thereto with the terms of (1) the Letter Agreement, (2) the commitment letter and the fee letter related thereto of even date herewith between CS and 19X pertaining to the CS Shares, (3) the engagement letter of even date herewith among CS, DB and 19X pertaining to the Investor Shares, (4) the engagement letter of even date herewith between Merrill Lynch and 19X pertaining to the Merrill Shares, and (5) the commitment letter among me, Fuller and 19X of even date herewith pertaining to my and Fuller’s commitments with respect to the Founder Shares and the Founder Preferred Shares, and (ii) you with the terms of this Commitment Letter.

4.           Indemnification.

You agree (a) to indemnify and hold harmless me and my agents, advisors, partners, affiliates and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Transactions, the Notes or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by CKX or 19X or any of their respective affiliates), and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from the willful misconduct or gross negligence of such Indemnified Person.  Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any indirect, special, punitive or consequential damages in connection with its activities related to the Notes.  You shall not be liable for any settlement of any Proceeding effected without your prior written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your prior written consent, or if there is a final judgment against an Indemnified Person in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person in the manner set forth above.

5.           Assignments; Amendments; Governing Law, Etc.

This Commitment Letter shall not be assignable by you without my prior written consent (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons).  I may assign my commitment and rights hereunder to one or more prospective Purchasers and, upon the funding by such Purchasers of such commitments, I shall be released from the portion of my commitment hereunder so assigned.  This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and me.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (e.g. a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof.  Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.  This Commitment Letter supersedes all prior understandings, whether written or oral, between us with respect to the Notes.  THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

6.           Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for himself or itself and his or its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent he or it may legally and effectively do so, any objection which he or it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Service of any process, summons, notice or document by registered mail addressed to any party hereto at the address provided for each of them in this Commitment Letter shall be effective service of process against such party for any suit, action or proceeding brought in any such court.

7.           Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM

BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER.

8.           Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor its terms or substance shall be disclosed, directly or indirectly, to any other person without my prior approval, except (a) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case you agree to inform me promptly thereof prior to such disclosure); provided that you may disclose this Commitment Letter and the contents hereof (i) to CKX and its officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (ii) in any proxy materials, reports or registration statement of 19X, CKX or FX Real Estate and Entertainment Inc. (“FXRE”) or any of their affiliates required to be filed with the Securities and Exchange Commission and (iii) in any prospectus or other offering memorandum relating to the Shares or other securities to be issued or distributed by 19X, CKX or FXRE.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.  For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions.

9.           Surviving Provisions.

The indemnification, confidentiality, syndication, jurisdiction, governing law and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and (other than in the case of the syndication provisions) delivered and notwithstanding the termination of this Commitment Letter or my commitment hereunder; provided that your obligations under this Commitment Letter, other than those relating to confidentiality (which shall remain in full force and effect), shall, to the extent covered by the Notes Documentation, automatically terminate and be superseded by the applicable provisions contained in the Notes Documentation upon the occurrence of the Closing Date.

10.           Acceptance and Termination.

If the foregoing correctly sets forth my agreement with you, please indicate your acceptance of the terms of this Commitment Letter by returning to me an executed counterpart hereof not later than 5:00 p.m., New York City time, on November 9, 2007.  My commitment hereunder will expire automatically and without further action or notice and without further obligation to you at such time in the event that I have not received such executed counterpart in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment on me only after it has been duly executed and delivered by you in accordance with the first sentence of this Section 10.  In the event that the Closing Date does not occur on or before 5:00 p.m., New York City time, on July 31, 2008 (or such earlier date as the Agreement and Plan of Merger, dated as of June 1, 2007, by and among CKX, Merger Sub (as defined in the Letter Agreement) and 19X, as amended on August 1, 2007 and September 27, 2007, shall have been terminated or the transactions contemplated thereby shall have been consummated), then this Commitment Letter and my commitment hereunder shall automatically terminate without further action or notice and without further obligation to you unless I, in my discretion, agree to an extension.

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Very truly yours,

Robert F. X. Sillerman

Accepted and agreed to as of
the date first above written:

19X, Inc.

By   _________________________
Name:
Title: